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Consolidated Statements of Financial Position [unaudited]
As at July 31 with comparatives at October 31 [millions of Canadian dollars]	2006	2005 (Restated Note 5)
Assets
Current
Cash and cash equivalents	$351	$265
Accounts receivable	267	278
Unbilled revenue	188	115
Inventories	105	163
Income taxes recoverable	8	3
Prepaid expenses and other	28	21
Future tax asset	19	19
Assets held for sale [note 5]	-	114
	966	978

Property, plant and equipment [note 3]	419	841
Future tax asset	109	118
Long-term investments and other [note 2]	218	159
Goodwill	530	541
Other intangibles [note 3]	383	43
Total assets	$2,625	$2,680

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$261	$353
Deferred revenue	138	119
Income taxes payable	35	28
Unrealized benefit of future tax asset	17	16
Current portion of long-term debt	13	13
Liabilities related to assets held for sale [note 5]	-	50
	464	579

Long-term debt	438	455
Deferred revenue	20	26
Unrealized benefit of future tax asset	49	64
Other long-term obligations	34	42
Future tax liabilities	65	69
Minority interest	17	20
	$1,087	$1,255
Shareholders’ equity
Share capital [note 4]	882	847
Retained earnings	682	604
Currency translation adjustment	(26)	(26)
	1,538	1,425
Total liabilities and shareholders’ equity	$2,625	$2,680
See accompanying notes

Consolidated Statements of Income
[unaudited]
[see note 5 - Discontinued Operations]

	Three months to July 31		Nine months to July 31
[millions of Canadian dollars, except per share amounts]	2006	2005 (Restated Note 5)	2006	2005 (Restated Note 5)
Net revenues	$377	$368	$1,111	$1,099
Cost of revenues	(247)	(233)	(704)	(681)
Selling, general and administration	(77)	(72)	(218)	(223)
Research and development [note 6]	(5)	(6)	(12)	(22)
Depreciation and amortization	(20)	(18)	(57)	(51)
Restructuring charges [note 7]	(2)	(5)	(5)	(5)
Other income (expense) - net [note 9]	5	(8)	(8)	(8)
Equity earnings (loss)	1	-	(3)	2
Operating income	32	26	104	111
Interest expense	(5)	(5)	(13)	(15)
Dividend and interest income	4	2	8	7
Income from continuing operations before income taxes and minority interest	31	23	99	103
Income taxes [note 14]	(5)	(7)	(23)	(26)
Minority interest - net of tax	(3)	(2)	(8)	(6)
Income from continuing operations	23	14	68	71
Income (loss) from discontinued operations - net of tax [note 5]	(2)	5	24	8
Net income	$21	$19	$92	$79
Basic and diluted earnings (loss) per share [note 8]
- from continuing operations	$0.15	$0.10	$0.47	$0.49
- from discontinued operations	(0.01)	0.04	0.17	0.07
Basic and diluted earnings per share	$0.14	$0.14	$0.64	$0.56
See accompanying notes
Consolidated Statements of Retained Earnings [unaudited]
	Three months to July 31		Nine months to July 31
[millions of Canadian dollars]	2006	2005	2006	2005
Retained earnings, beginning of period	$665	$642	$604	$600
Net income	21	19	92	79
Repurchase of shares	-	-	-	(8)
Dividends - cash	(3)	(3)	(11)	(11)
Dividends - stock	(1)	(1)	(3)	(3)
Retained earnings, end of period	$682	$657	$682	$657

Consolidated Statements of Cash Flows
[unaudited]

	Three months to July 31		Nine months to July 31
[millions of Canadian dollars]	2006	2005 (Restated Note 5)	2006	2005 (Restated Note 5)
Operating activities
Net income	$21	$19	$92	$79
Income (loss) from discontinued operations	(2)	5	24	8
Income from continuing operations	23	14	68	71
Items not affecting current cash flow [note 11]	18	15	65	56
Changes in non-cash working capital balances relating to operations [note 11]	(29)	(9)	(86)	(31)
Cash provided by operating activities of continuing operations	12	20	47	96
Cash provided by (used in) operating activities of discontinued operations	(2)	12	(3)	15
	10	32	44	111
Investing activities
Increase in deferred development charges	(3)	(4)	(7)	(14)
Acquisitions	-	(1)	-	(2)
Proceeds from MAPLE transaction	-	-	27	-
Purchase of property, plant and equipment	(20)	(42)	(48)	(78)
Proceeds on sale of a business	2	-	2	-
Other	1	1	(17)	(2)
Cash used in investing activities of continuing operations	(20)	(46)	(43)	(96)
Cash provided by (used in) investing activities of discontinued operations	4	-	90	(2)
Financing activities
Repayment of long-term debt	(1)	-	(2)	-
Decrease in deferred revenue and other long-term obligations	-	(4)	(8)	(9)
Payment of cash dividends	(3)	(3)	(11)	(11)
Issuance of shares	5	1	27	6
Repurchase of shares	-	-	-	(13)
Distribution to minority interest	(2)	(1)	(11)	(9)
Cash used in financing activities of continuing operations	(1)	(7)	(5)	(36)
Effect of foreign exchange rate changes on cash and cash equivalents	(1)	(3)	-	1
Increase (decrease) in cash position during the period	(8)	(24)	86	(22)
Cash position, beginning of period	359	298	265	296
Cash position, end of period	$351	$274	$351	$274
Cash position comprises cash and cash equivalents See accompanying notes

Notes to Unaudited Consolidated Financial Statements
[All tabular amounts in millions of Canadian dollars, except where noted]

1. Accounting Policies
These consolidated financial statements of MDS Inc. (MDS or the Company) have been prepared on a basis consistent with the Company’s annual financial statements for the year ended October 31, 2005, except as disclosed below, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Prior year’s amounts have been restated to reflect the results of discontinued operations, and a change in the way the Company reports segmented information.

(a) Accounting Policy Changes

(i)	Non-monetary Transactions

In June 2005, the CICA issued Handbook Section 3831 - Non-monetary Transactions to revise and replace the current standards on non-monetary transactions. The Company has adopted this policy, as permitted, effective with the interim period commencing August 1, 2005. Retroactive application is not permitted.

The new section requires all non-monetary transactions to be measured at the fair value of the asset given up or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, among other exceptions. The commercial substance requirement is met when an entity’s future cash flows are expected to change significantly as a result of the transaction.

Adoption of this Handbook Section did not have an impact on the Company’s results from operations or financial position of the Company for the period.

(ii)	Asset Retirement Obligations

The Company adopted CICA Handbook Section 3110 - Asset Retirement Obligations (AROs), on November 1, 2004. This section describes how to recognize and measure liabilities related to legal obligations of retiring property, plant and equipment.

The Company has identified an asset retirement obligation relating to decommissioning costs of a facility located in Kanata, Ontario. A liability will be recognized in the period in which sufficient information exists to estimate the range of potential settlement dates that is required to use a present value technique to estimate fair value.

(b) Measurement Uncertainty

To determine the assets held for sale related to those operations classified as discontinued operations, we are required to make estimates and assumptions that affect the reported amounts of these assets and liabilities and, therefore, these amounts are subject to measurement uncertainty.

2. Long-term Investments and Other
Long-term investments and other includes $13 million relating to the Company’s investment in Hemosol Corp. Due to measurement uncertainty, the Company is not able to determine if proceeds from the sale of the assets of Hemosol Corp. will be sufficient to recover the Company’s investment. The investment is available for sale.

3. Intangible Assets
On February 22, 2006, MDS announced the conclusion of a comprehensive mediation process with Atomic Energy of Canada Limited (AECL) related to the MAPLE reactor project. Under the new agreement, AECL immediately paid MDS $25 million, net of applicable taxes. AECL assumed complete ownership of the MAPLE facilities and is now responsible for all costs associated with completing the project and the production of medical isotopes. MDS and AECL have entered into a 40-year supply agreement similar to the current National Research Universal (NRU) supply agreement and AECL will acquire all inventories associated with the MAPLE project.

In accordance with CICA Handbook Section 3831, “Non-monetary Transactions”, the Company exchanged the MAPLE asset for a 40-year supply agreement which has been recorded as an intangible asset at its fair value of $344 million. This amount will be amortized on a straight-line basis over a 40-year period once commercial production of MAPLE isotopes begins. AECL also acquired $53 million of MAPLE-related inventories which will be paid for over four years commencing in 2008. As a result of this agreement, a long-term note receivable for $43 million has been established and MDS has recorded a $10 million non-cash charge in the second quarter.

4. Share Capital and Stock Options
The following table summarizes information on share capital and stock options and related matters as at July 31, 2006:

(number of shares in thousands)	Number	Amount
Common shares
Balance as at October 31, 2005	142,099	$847
Issued during the period	2,022	35
Balance as at July 31, 2006	144,121	$882

During the quarter, the Company did not repurchase or cancel any Common shares.

(number of shares in thousands)	Number	Average Exercise Price
Stock options
Balance as at October 31, 2005	7,673	$17.76
Activity during the period:
Granted	1,010	20.11
Exercised	(1,752)	14.62
Cancelled or forfeited	(777)	20.00
Balance as at July 31, 2006	6,154	$18.76

There were 3,761 stock options exercisable as at July 31, 2006.

5. Discontinued Operations
The results of discontinued operations in the quarter and the nine-months ended were as follows:

	Three months to July 31		Nine months to July 31
	2006	2005	2006	2005
Net revenues	$3	$88	$60	$265
Cost of revenues	(4)	(67)	(53)	(213)
Selling, general and administration	(1)	(11)	(9)	(31)
Depreciation and amortization	-	(1)	(1)	(4)
Operating income (loss)	(2)	9	(3)	17
Gain on sale of Source	-	-	28	-
Income taxes	-	(2)	-	(5)
Minority interest	-	(2)	(1)	(4)
Income (loss) from discontinued operations - net of tax	$(2)	$5	$24	$8
Basic earnings (loss) per share	$(0.01)	$0.04	$0.17	$0.07

In 2005, the Company approved a plan to divest of its interests in Source Medical Corporation, Calgary Laboratory Services LP and certain small MDS Pharma Services businesses. As a result, these businesses are classified as discontinued operations.

During the quarter, MDS completed the sale of its pharmaceutics operations in Tampa, Florida within the Pharmaceutical Services segment. MDS received proceeds of $4 million from the sale.

In accordance with Section 3475 of the CICA Handbook, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Assets held for sale and related liabilities as at July 31, 2006 with comparatives as at October 31, 2005 comprised:

	2006	2005
Accounts receivable	$-	$32
Inventories	-	24
Property, plant and equipment	-	32
Goodwill	-	26
Total assets held for sale[1]	-	114

Current liabilities	-	38
Other long-term obligations	-	12
Total liabilities related to assets held for sale	$-	$50
1 Assets held for sale have been classified as current as the Company has signed agreements where such assets are expected to be disposed of within one year.

6. Research and Development

	Three months to July 31		Nine months to July 31
	2006	2005	2006	2005
Gross expenditures	$15	$20	$44	$67
Investment tax credits	(1)	(2)	(6)	(6)
Recoveries from partners	(6)	(8)	(20)	(26)
Development costs deferred	(3)	(4)	(6)	(13)
Research and development expense	$5	$6	$12	$22

For the three months ended July 31, 2006, depreciation and amortization includes $(1) million (2005 - $1 million) related to research and development.

7. Restructuring Charges

An analysis of the activity in the provision through July 31, 2006 is as follows:
	Restructuring Charge	Cumulative drawdowns		Provision Balance at July 31, 2006
		Cash	Non-cash
2005:
Workforce reductions	$52	$(39)	$(1)	$12
Equipment and other asset writedowns - adjustment	8	-	(8)	-
Contract cancellation charges	12	(2)	-	10
	$72	$(41)	$(9)	$22
2006:
Workforce reductions	$3	$(2)	$-	$1
Stock option related charges	2	-	(2)	-
	$5	$(2)	$(2)	$1
				$23

The Company has continued to utilize the reserves established in prior years relating to change initiatives affecting support services, senior management reductions, and system implementations.

8. Earnings Per Share
a) Dilution

	Three months to July 31		Nine months to July 31
(number of shares in millions)	2006	2005	2006	2005
Net income available to Common shareholders	$21	$19	$92	$79
Weighted average number of Common shares outstanding - basic	143	142	143	142
Impact of stock options assumed exercised	1	-	1	-
Weighted average number of Common shares outstanding - diluted	144	142	144	142

b) Pro Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	Three months to July 31		Nine months to July 31
	2006	2005	2006	2005
Net income	$21	$19	$92	$79
Compensation expense for options granted prior to November 1, 2003	-	(1)	(2)	(4)
Net income - pro forma	21	18	90	75

Pro forma basic earnings per share	$0.14	$0.13	$0.63	$0.53
Pro forma diluted earnings per share	$0.14	$0.13	$0.62	$0.53

During the quarter, the Company granted 25,600 options (2005 - 55,500) at an average exercise price of $20.96 (2005 - $18.04). These options have a fair value determined using the Black-Scholes model of $4.10 per share, (2005 - $6.26) based on the following assumptions:

	2006	2005
Risk-free interest rate	3.9%	3.8%
Expected dividend yield	0.7%	0.7%
Expected volatility	0.23	0.34
Expected time to exercise (years)	3.25	5.25

9. Other Income (Expense) - Net
	Three months to July 31		Nine months to July 31
	2006	2005	2006	2005
Write-off of purchased technology	$-	$(8)	$-	$(8)
Writedown of other long-term assets	-	-	(1)	-
Unrealized loss on interest rate swaps	-	-	(2)	-
Loss on sale of MAPLE assets	-	-	(10)	-
Gain on sale of a business	2	-	2	-
Insurance settlement	3	-	3	-
Other income (expense) - net	$5	$(8)	$(8)	$(8)

10. Post Employment Obligations
The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The post employment obligation expense for the quarter was $nil (2005 - $1 million).

11. Supplementary Cash Flow Information
Non-cash items affecting net income comprise:
	Three months to July 31		Nine months to July 31
	2006	2005	2006	2005
Depreciation and amortization	$20	$18	$57	$51
Minority interest	3	2	8	6
Stock option compensation	-	2	4	3
Deferred revenue	(1)	(11)	(7)	(11)
Future income taxes	(4)	(2)	(14)	(2)
Equity earnings - net of distribution	1	1	9	3
Write-off of purchased technology	-	8	-	8
Gain on sale of discontinued operations	-	(6)	-	(6)
Loss on sale of MAPLE assets	-	-	10	-
Gain on sale of a business	(2)	-	(2)	-
Other	1	3	-	4
	$18	$15	$65	$56

Changes in non-cash working capital balances relating to operations include:

	Three months to July 31		Nine months to July 31
	2006	2005	2006	2005
Accounts receivable	$(2)	$17	$9	$12
Unbilled revenue	(46)	(24)	(73)	(24)
Inventories	6	(15)	57	(14)
Prepaid expenses and other	(1)	1	(8)	(4)
Accounts payable and deferred revenue	13	4	(73)	(7)
Income taxes	1	8	2	6
	$(29)	$(9)	$(86)	$(31)

12. Segmented Information

					Three months to July 31, 2006
	Pharmaceutical Services	Isotopes	Instruments	Diagnostics	Corporate and Other	Total
Net revenues	$126	$88	$74	$89	$-	$377
Cost of revenues	(105)	(45)	(46)	(51)	-	(247)
Selling, general and administration	(35)	(14)	(7)	(11)	(10)	(77)
Research and development	-	(1)	(4)	-	-	(5)
Depreciation and amortization	(9)	(4)	(5)	(2)	-	(20)
Restructuring charges	(1)	-	-	-	(1)	(2)
Other income (expense)	5	-	-	-	-	5
Equity earnings (loss)	-	-	-	1	-	1
Operating income (loss)	$(19)	$24	$12	$26	$(11)	$32

Total assets	$912	$724	$205	$240	$544	$2,625

Capital expenditures	$14	$-	$2	$1	$3	$20

					Three months to July 31, 2005
	Pharmaceutical Services	Isotopes	Instruments	Diagnostics	Corporate and Other	Total
Net revenues	$133	$79	$74	$82	$-	$368
Cost of revenues	(95)	(43)	(42)	(53)	-	(233)
Selling, general and administration	(40)	(7)	(6)	(16)	(3)	(72)
Research and development	(1)	(2)	(4)	-	1	(6)
Depreciation and amortization	(8)	(4)	(2)	(4)	-	(18)
Restructuring charges	(5)	-	-	-	-	(5)
Other income (expense)	(8)	-	-	-	-	(8)
Equity earnings (loss)	-	-	-	-	-	-
Operating income (loss)	$(24)	$23	$20	$9	$(2)	$26

Total assets	$1,000	$799	$228	$307	$452	$2,786

Capital expenditures	$9	$23	$1	$-	$9	$42

					Nine months to July 31, 2006
	Pharmaceutical Services	Isotopes	Instruments	Diagnostics	Corporate and Other	Total
Net revenues	$385	$253	$211	$262	$-	$1,111
Cost of revenues	(295)	(128)	(128)	(153)	-	(704)
Selling, general and administration	(98)	(42)	(15)	(34)	(29)	(218)
Research and development	-	(2)	(10)	-	-	(12)
Depreciation and amortization	(24)	(12)	(15)	(6)	-	(57)
Restructuring charges	(1)	-	-	(1)	(3)	(5)
Other income (expense)	5	(10)	-	-	(3)	(8)
Equity earnings (loss)	(1)	-	-	2	(4)	(3)
Operating income (loss)	$(29)	$59	$43	$70	$(39)	$104

Capital expenditures	$31	$-	$5	$3	$9	$48

					Nine months to July 31, 2005
	Pharmaceutical Services	Isotopes	Instruments	Diagnostics	Corporate and Other	Total
Net revenues	$408	$229	$213	$249	$-	$1,099
Cost of revenues	(286)	(118)	(121)	(156)	-	(681)
Selling, general and administration	(115)	(37)	(16)	(44)	(11)	(223)
Research and development	(2)	(4)	(18)	-	2	(22)
Depreciation and amortization	(22)	(11)	(9)	(8)	(1)	(51)
Restructuring charges	(4)	-	-	-	(1)	(5)
Other income (expense)	(8)	-	-	-	-	(8)
Equity earnings (loss)	-	-	1	1	-	2
Operating income (loss)	$(29)	$59	$50	$42	$(11)	$111

Capital expenditures	$17	$36	$5	$-	$20	$78

13. Financial Instruments
The carrying amounts and fair values for all derivative financial instruments are as follows:

			As at July 31
		2006		2005
		Carrying amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option	- asset	$1	$4	$4	$10
Currency forward and option	- liabilities	$(1)	$(1)	$(2)	$(2)
Interest rate swap and option contracts		$(3)	$(4)	$-	$-

As of July 31, 2006, the Company had outstanding foreign exchange contracts and options in place to sell up to US$105 million, and in certain circumstances up to US$158 million, at a weighted average exchange rate of C$1.1590 maturing over the next six months. The Company also had interest rate swap contracts that economically convert a notional amount of US$80 million of debt from a fixed to a floating interest rate.

Foreign exchange options and interest rate swaps not eligible for hedge accounting are included in accounts payable and are marked to market each period.

14. Income Taxes

A reconciliation of expected income taxes to reported income tax expense is provided below. The effective rate for the quarter was 16% (2005 - 30%).
	Three months to July 31
	2006	2005
Expected income taxes expense at MDS’s 35% (2005 - 35%) statutory rate	$11	$8
Increase (decrease) to tax expense as a result of:
Benefit of tax losses previously not recognized	(4)	(4)
Impact on federal tax rate decrease on future tax balances	(3)	-
Other	1	3
Reported income tax expense	$5	$7

15. Commitments
As at October 31, 2005, MDS had a remaining five-year commitment of $211 million related to the outsourcing of the information technology infrastructure. During the quarter, MDS reached an agreement with the current service provider and has begun to transition these services to new providers. The Company has entered into contracts totaling $50 million over five years associated with these new agreements.

During the quarter, the Company pledged a $15 million letter of credit in support of future site remediation costs for our Kanata facility.

16. Comparative Figures
Certain figures for the previous year have been reclassified to conform with the current year’s financial statement presentation. In addition, segmented information for 2005 has been restated to reflect the discontinued operations reported.